Exhibit 1

FOR IMMEDIATE RELEASE	6 JANUARY 2015

WPP PLC (“WPP”)

WPP leads US$250 million investment round in George Pyne’s Bruin Sports Capital

WPP, the world’s largest communications services group, is leading a syndicate investing US$250 million in Bruin Sports Capital, a global sports marketing firm launched by George Pyne, the former President of IMG Worldwide’s global sports and entertainment business.

Bruin Sports Capital will build its portfolio organically, as well as through acquisitions and investments in established sports marketing businesses, sports federations, leagues and franchises. WPP will have a preferred partnership arrangement with Bruin Sports Capital that will allow its operating companies’ clients access to unique media and sponsorship opportunities in sport.

While at IMG, Pyne led the firm’s entry into the college sports marketplace. This initiative recognized the need for brands to realize more value from the significant size, scale and rich demographics of the college consumer. He and his team created integrated media, marketing and licensing platforms, that generated value for both the universities and their marketing partners.

IMG College and the other divisions Pyne oversaw were one of the driving forces behind the company’s US$2.3 billion dollar sale to William Morris Endeavor and Silver Lake in 2013.

Prior to IMG, Pyne was Chief Operating Officer of NASCAR, where he oversaw the development of a regional sports brand into one of the most recognized brands in North America. Under Pyne’s leadership, NASCAR developed a US$2 billion dollar per year licensing program, with investments from 100 of the Fortune 500 companies. The program also included a US$4.5 billion television rights deal in 2005 and the US$750 million sponsorship of the NASCAR Nextel Cup Series in 2004.

Pyne has been recognized as one of the most influential people in professional sports by Bloomberg BusinessWeek, The Sporting News and the Sports Business Journal. He is a member of the Sports Business Journal’s Hall of Fame and the National Football Foundation’s Leadership Hall of Fame. He has been named by Advertising Age as one of its “Top 100 Marketers.” Pyne has also received the NCAA’s Silver Anniversary Award for lifetime achievement and will be recognized in January 2015 by the Ivy League Football Association for lifetime achievement.

“WPP’s investment in sports and sports content through Bruin Sports Capital is an important part of its strategy, as it impacts new markets, new media, data investment management and the application of technology and horizontality,” said Sir Martin Sorrell, Founder and CEO of WPP. “George is a major talent in the sports business world and based on his track record, I’m confident that the clients who work with WPP’s operating companies will be given access to many high-value media and sponsorship opportunities. GroupM, our wholly owned media investment management company, manages over US$100 billion in billings (according to RECMA) and there is growing interest on the part of clients to invest some of that portfolio in content and sport.”

The investment in Bruin Sports Capital is part of WPP’s growing commitment to content, with sport critical to this strategy. As well as its very fast-growing GroupM Entertainment business, WPP’s portfolio includes investments in MediaPro, CSM Sport & Entertainment, VICE, Indigenous Media, FullScreen, MRC and, most recently, the new China-focused CMC Creative Fund.

WPP already works with a large number of premium sports organizations and properties across its operating companies, including the IOC, FIFA, UEFA, Premier League, La Liga, F1, Manchester United, City Football Group, NASCAR, NBA, PAC-12, the NFL and retired Brazilian football legends Ronaldo (via a partnership in 9ineSports & Entertainment) and Pelé (via a partnership between GroupM and Legends 10, the exclusive global agent to Pelé). This new investment in Bruin Sports Capital will allow WPP to widen and deepen those relationships on behalf of its clients.

“I am thrilled to announce the official launch of Bruin Sports Capital,” Pyne said. “Identifying unique opportunities, attracting world-class management teams, establishing a culture of innovation and creating real value is what will make up Bruin Sports Capital’s DNA. Bruin will be opportunistic and nimble in pursuit of its goals.” Pyne continued, “The key points of differentiation that will define Bruin Sports Capital include its unparalleled access to the best deals; long-term, flexible capital; extensive operating expertise; strategic capital in WPP and other investors; and finally, our speed of execution.”

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239